**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 8-K**

**CURRENT REPORT**

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: September 20, 2002
(Date of earliest event reported)

**PAYCHEX, INC.**
(Exact name of registrant as specified in its charter)

| DELAWARE | 0-11330 | 16-1124166 |
|---|---|---|
| (State of incorporation) | (Commission File Number) | (IRS Employer Identification Number) |

911 PANORAMA TRAIL SOUTH, ROCHESTER, NEW YORK     14625-0397
(Address of principal executive offices)     (Zip Code)

(585) 385-6666
(Registrant's telephone number, including area code)

# TABLE OF CONTENTS

## ITEM 9. REGULATION FD DISCLOSURE

The registrant's press release dated September 20, 2002, which announced that the Company has completed the acquisition of Advantage Payroll Services, Inc., is furnished (not filed) as Exhibit 99.1.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**PAYCHEX, INC.**

Date:     September 20, 2002          /s/ B. Thomas Golisano
                                      _____
                                      B. Thomas Golisano
                                      Chairman, President and
                                      Chief Executive Officer


Date:     September 20, 2002          /s/ John M. Morphy
                                      _____
                                      John M. Morphy
                                      Vice President, Chief
                                      Financial Officer and
                                      Secretary

## EXHIBIT INDEX

Exhibit 99.1          Press Release of Paychex, Inc. Dated September 20, 2002